Exhibit 21.1

Subsidiaries

Name of Subsidiary (1)	State or Other Jurisdiction of Incorporation or Organization

America Direct Insurance Agency, Inc.	Illinois

eCoverage.com, LLC	Washington

Efinancial, LLC	Washington

Fidelity Life Association	Illinois

iFramework, Inc.	Washington

LifeStory.com, LLC	Washington

Vericity Holdings, Inc.	Delaware

Members Holding Company	Illinois

(1)	Reflects entities that will be subsidiaries of the registrant following the Conversion.